BTQ Technologies, CSIRO, and Leading Universities Unite in the Next Generation Emerging Technologies Graduates Program (NGETGP) to Cultivate Tech Talent

● Strategic Partnership: BTQ Technologies collaborates with Commonwealth Scientific and Industrial Research Organisation ("CSIRO"), top Australian universities, Sydney Quantum Academy, and Diraq Pty Ltd in the Next Generation Emerging Technologies Graduates Program (NGETGP), aiming to advance the field of emerging technologies.

● Program Focus: The NGETGP, a consortium of leading institutions and industry experts funded and administered by CSIRO, is dedicated to nurturing tech innovators and bridging the skills gap in emerging technology sectors through hands-on projects and placements.

VANCOUVER, BC, February 20, 2023 -- BTQ Technologies Corp. (NEO: BTQ, OTCQX: BTQQF, FRA: NG3), a publicly-listed and leading quantum technology company focused on securing mission-critical networks, proudly announces its participation in the Commonwealth Scientific and Industrial Research Organisation's Next Generation Emerging Technologies Graduates Program (NGETGP). This groundbreaking initiative aims to cultivate the next wave of tech talent and advance the field of emerging technologies.

BTQ Technologies joins forces with the Commonwealth Scientific and Industrial Research Organisation (CSIRO), top Australian universities, Sydney Quantum Academy, and Diraq Pty Ltd to create the next generation of quantum technology specialists as part of the Next Generation Emerging Technologies Graduates Program (NGETGP).

The NGETGP is a consortium of renowned institutions and industry leaders funded by the Australian Government and administered by CSIRO. The program is dedicated to developing future innovators in technology. It specifically targets talent gaps in critical areas like quantum computing, cybersecurity, and data science. Through this program, students will engage in advanced research projects, gain hands-on experience in real-world applications, and develop skills in business management and human-centric design, essential for modern technological challenges.

As a participant in the NGETGP, BTQ Technologies will fund one research scholarship, sharing its expertise in quantum technology and network security and providing invaluable resources and opportunities to foster a new generation of tech talent.

"Being part of the Next Generation Emerging Technologies Graduates Program is a critical milestone in our quest to forge a technologically superior and secure future," stated Olivier Roussy Newton, CEO of BTQ Technologies. "Our collaboration with CSIRO, premier Australian universities, Sydney Quantum Academy, and Diraq Pty Ltd, underscores our dedication to fostering innovation and nurturing the next generation of tech experts. At BTQ, we see this program as more than just technological advancement; it's about molding a future where technology opens new horizons for progress and development."

"Within this ambitious program, BTQ Technologies will find innovative ways to use quantum processing to make future communications faster, more secure, and less energy demanding," said Dr. Gavin Brennen, BTQ's Quantum Information Advisor. "Internships with mentored training in quantum computing and information are available now at the BTQ office in The Quantum Terminal, Sydney."

Find out more about CSIRO's Next Generation Graduates Program: https://www.csiro.au/nextgen

About CSIRO

The Commonwealth Scientific and Industrial Research Organisation (CSIRO) is an Australian Government agency responsible for scientific research.

CSIRO works with leading organizations around the world. From its headquarters in Canberra, CSIRO maintains more than 50 sites across Australia and in France, Chile and the United States, employing about 5,500 people. For more information visit https://www.csiro.au/en/

About Diraq

Diraq is a world leader in building quantum processors using silicon 'quantum dot' technology, leveraging over two decades in engineering and research expertise at UNSW Sydney and backed by an extensive IP portfolio. Diraq's goal is to revolutionize full-stack quantum computing by driving qubit numbers on a single chip to the billions needed for useful commercial applications

Earlier this year, Diraq was awarded a $3 million grant from the NSW Quantum Computing Commercialisation Fund (QCCF) to progress its ground-breaking research and development program aimed at bringing ultra-powerful quantum computers into existence.

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

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